UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                           Steel of West Virginia Inc.
                                 (Name of Issuer)

                                   Common Stock
                           (Title of Class of Securities)

                                     858154107
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement (X).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of  5  Pages

SCHEDULE 13G
CUSIP NO. 858154107
Page 2 of  5  Pages

1     NAME OF REPORTING PERSON:  Mesirow Asset Management, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-429599
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                               394,600
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                          394,600
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      394,600
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                     5.6%
12    TYPE OF REPORTING PERSON:  IA

SCHEDULE 13G
CUSIP NO. 858154107
Page 3 of  5  Pages

1     NAME OF REPORTING PERSON:  Mesirow Financial Holdings, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                               394,600
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                          394,600
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      394,600
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                     5.6%
12    TYPE OF REPORTING PERSON:  HC

SCHEDULE 13G
CUSIP NO. 858154107
Page 4 of  5  Pages

1     NAME OF REPORTING PERSON:  Mesirow Financial Services, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
           a ( )     b ( )
3     SEC USE ONLY
4     CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5     SOLE VOTING POWER:                                                    None
6     SHARED VOTING POWER:                                               394,600
7     SOLE DISPOSITIVE POWER:                                               None
8     SHARED DISPOSITIVE POWER:                                          394,600
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      394,600
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ( ) Not applicable
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:                   5.6%
12    TYPE OF REPORTING PERSON:  HC

SCHEDULE 13G
CUSIP NO. 858154107
Page 5 of  5  Pages

Item 1(a)     Name of Issuer:  Steel of West Virginia Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
                   17th Street & 2nd Avenue
                   Huntington, West Virginia  25730

Item 2(a)     Name of Person Filing:
The shares reported herein are held by Mesirow Asset Management, Inc. (an investment adviser registered under section 203 of the Investment Adviser's Act of 1940) as investment adviser to the Skyline Fund Special Equities Portfolio (an investment company registered under the Investment Company Act of 1940), the Mesirow Growth Fund Limited Partnership (an Illinois limited partnership) and certain clients accounts over which Mesirow Asset Management, Inc. exercises discretion. This filing is also made on behalf of Mesirow Financial Holdings, Inc., which is the ultimate parent corporation of Mesirow Financial Services, Inc.; Mesirow Financial Services, Inc. as the parent corporation of Mesirow Asset Management, Inc., and the general partner of Mesirow Growth Fund, L.P.

Item 2(b)     Address of Principal Business Office:
              The address of the principal business office of each of the above-named persons is:

              350 North Clark Street, Chicago, Illinois 60610

Item 2(c)     Citizenship:
              Mesirow Financial Holdings, Inc. is a Delaware corporation. Each of Mesirow Financial Services, Inc. and Mesirow Asset Management, Inc. is an Illinois corporation. Skyline Fund Special Equities Portfolio is a Massachusetts business trust. Mesirow Growth Fund, L.P. is an Illinois limited partnership.

Item 2(d)     Title of Class of Securities:
                   Common Stock

Item 2(e)     CUSIP Number:  858154107

Item 3        Type of Person:
                   (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4        Ownership (at December 31, 1994):

                   (a)  Amount owned "beneficially" within the
                        meaning of rule 13d-3:
                        394,600

                   (b)  Percent of class:   5.6%

                   (c)  Number of shares as to which such person has:
                        (i)     sole power to vote or to direct the vote:
                                none
                        (ii)    shared power to vote or to direct the vote:
                                394,600*
                        (iii) sole power to dispose or to direct the disposition of: none
                        (iv)    shared power to dispose or to direct
                                disposition of:   394,600*

Mesirow Asset Management, Inc. ("MAM") serves as investment adviser to Skyline Fund Special Equities Portfolio, a Massachusetts Business Trust; Mesirow Growth Fund, L.P., an Illinois limited partnership; and certain client accounts over which MAM has discretion (collectively known as the "Controlled Accounts").
The beneficial ownership figures set forth in response to this item 4 combine holdings of each of the persons named in response to item 2(a) above. The filing of this Schedule 13G shall not be construed as an admission that MAM is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement. However, pursuant to rule 13d-3(a), the 394,600 shares beneficially owned by the Controlled Accounts, with respect to which MAM has been delegated shared voting power and shared dispositive power, are considered to be shares beneficially owned by MAM solely by reason of such delegated powers.


Item 5        Ownership of Five Percent or Less of a Class:
                   Not applicable

Item 6        Ownership of More Than Five Percent on behalf of Another Person:
                   The shares reported herein have been acquired by MAM on behalf of the Controlled Accounts. Persons other than MAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:
                   See response to item 2(a), above.

Item 8        Identification and Classification of Members of the Group:
                   Not applicable

Item 9        Notice of Dissolution of Group:
                   Not applicable

Item 10       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1995


                                       MESIROW FINANCIAL HOLDINGS, INC.

                                       By: /s/ Ruth Hannenberg
                                       -----------------------------------
                                       Its: Chief Administrative Officer

                                       MESIROW FINANCIAL SERVICES, INC.

                                       By:  /s/ Ruth Hannenberg
                                       -----------------------------------
                                       Its: Managing Director

                                       MESIROW ASSET MANAGEMENT, INC.

                                       By:  /s/ Stephen G. Gaber
                                       -----------------------------------
                                       Its: Chief Operating Officer